CFT Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	312,868
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,666
Changes in operating assets and liabilities:		
Receivables from clearing organizations		404,048
Prepaid expenses		(2,930)
Accounts payable and accrued expenses		(353,670)
Total adjustments to net income		53,114
Net cash provided by operating activities		365,982
Cash flows from financing activities:		
Capital withdrawals		(100,000)
Net increase in cash and cash equivalents		265,982
Cash and cash equivalents - beginning of year		316,438
Cash and cash equivalents - end of year	$	582,420

The Notes to Financial Statements are an integral part of this statement.